ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 5, 2014	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 56 to the Trust’s Registration Statement on Form N-1A Filed on June 26, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendments to the Registration Statement of the Trust, relating to the State Street Opportunistic Emerging Markets Fund and State Street Small Cap Emerging Markets Equity Fund (each a “Fund”), each a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on August 11, 2014. Ms. Hui also provided comments to the amendment to the Registration Statement of the Trust relating to the State Street Global Managed Volatility Fund. The Trust’s responses to those comments will be filed under separate correspondence. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus Comments

1.	In the Principal Investment Strategies sections of the Opportunistic Emerging Markets Fund and the Small Cap Emerging Markets Equity Fund, please clarify how the Adviser determines a country has a “developing or emerging economy or securities market.”

Response: The requested change has been made. Each Fund’s principal investment strategy now states:

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State Street Opportunistic Emerging Markets Fund

“Under normal circumstances, the Opportunistic Emerging Markets Fund will invest at least 80% of its total assets (plus borrowings, if any) in securities issued by companies domiciled or doing a substantial portion of their business in countries determined by the Adviser to have a developing or emerging economy or securities market (“emerging market companies”). The Fund considers a company that is domiciled or does a substantial portion of its business in a so-called “frontier market” to be an emerging market company. Frontier market countries are a sub-set of emerging market countries that generally have smaller, less diverse economies and even less developed capital markets and legal, regulatory, and political systems than traditional emerging markets. The Fund considers a country to have a developing or emerging economy or securities market if the country is represented in the MSCI Emerging Markets Index, the S&P/IFC Emerging Markets Index, the MSCI Frontier Emerging Markets Index or the S&P Frontier Countries Index.”

State Street Small Cap Emerging Markets Equity Fund

“Under normal circumstances, the Small Cap Emerging Markets Equity Fund will invest at least 80% of its total assets (plus borrowings, if any) in equity securities issued by small cap companies domiciled or doing a substantial portion of their business in countries determined by the Adviser to have a developing or emerging economy or securities market (“emerging market companies”). The Fund considers a country to have a developing or emerging economy or securities market if the country is represented in the MSCI Emerging Markets Index or the S&P/IFC Emerging Markets Index.”

2.	In the Principal Investment Strategies sections of the Opportunistic Emerging Markets Fund and the Small Cap Emerging Markets Equity Fund, please expand the disclosure related to the Fund’s investments in derivatives. Specifically, please describe what types of derivatives the Fund will use and the purpose for using such derivatives.

Response: The Funds believe that their current principal investment strategy disclosures regarding the use of derivatives are appropriate in light of the manner in which each Fund currently expects to invest.

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3.	Frontier markets risk is identified as a principal risk for the Opportunistic Emerging Markets Fund. If it is a principal risk of investing in the Fund, investments related to frontier markets, and a definition of frontier markets, should be discussed in the principal investment strategy disclosure.

Response: The requested change has been made. The Fund’s principal investment strategy now includes the following:

“The Fund considers a company that is domiciled or does a substantial portion of its business in a so-called ‘frontier market’ to be an emerging market company. Frontier market countries are a sub-set of emerging market countries that generally have smaller, less diverse economies and even less developed capital markets and legal, regulatory, and political systems than traditional emerging markets.”

4.	In the Principal Investment Strategies section of the Small Cap Emerging Markets Fund, please clarify whether 80% of the Fund’s total assets (plus borrowings, if any) will be invested in companies that are both small cap and emerging market companies.

Response: The requested change has been made. The Fund’s principal investment strategy now includes the following:

“Under normal circumstances, the Small Cap Emerging Markets Equity Fund will invest at least 80% of its total assets (plus borrowings, if any) in equity securities issued by small cap companies domiciled or doing a substantial portion of their business in countries determined by the Adviser to have a developing or emerging economy or securities market (‘emerging market companies’).”

5.	Please consider clarifying that the Small Cap Emerging Markets Fund may also invest in micro cap companies if there is a micro cap risk factor.

Response: The requested change has been made. The fund’s principal investment strategy now includes the following:

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“In some smaller markets, a significant percentage, or even most, of the companies in the market will qualify as small cap companies for this purpose and, in some countries, the Fund may focus its investments, or invest exclusively, in companies with market capitalizations that are significantly smaller than the maximum capitalization qualifying as ‘small cap’ for this purpose (including so-called ‘micro cap’ companies).”

6.	Please confirm whether it is appropriate for the Small Cap Emerging Markets Fund to have a “small and mid cap” risk factor in the Principal Risks.

Response: The Fund believes that its Small and Mid-Cap Risk disclosure is appropriate in light of the manner in which the Fund expects to invest.

7.	The following comments apply to the disclosure under the heading “Performance Information of Certain Other Accounts.”

a.	Please explain supplementally the basis for showing the performance of accounts managed by State Street Global Advisors and SSgA Funds Management, Inc. in the prospectus.

Response: The accounts included in the Performance Information of Certain Other Accounts section are all of those fully discretionary accounts managed by SSgA-Global (as defined in the prospectus) with investment objectives, policies and strategies that are substantially similar to those of the Fund; the same persons who are primarily responsible for the day-to-day management of the accounts underlying the composite will be primarily responsible for the day-to-day management of the Fund (see the GE Funds no action letter of Feb. 7, 1997 where the SEC staff agreed it would not recommend enforcement action where the related account performance information in a prospectus and advertisements or supplemental sales literature included the performance of accounts managed by two affiliates that had in common virtually all of their investment professionals).

b.	Do all of the accounts included in the performance disclosure have the same strategies, policies and investment objectives as the applicable Fund?

Response: Please refer to the response to Comment 7a above.

c.	Please explain supplementally the basis for excluding the performance of any applicable accounts managed by those entities described in the second paragraph as being excluded from the performance disclosure.

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Response: The Fund believes it is appropriate to not include the performance of accounts managed by Fiduciary Advisory Solutions and Charitable Asset Management because such affiliates are held out to the public as being distinct business entities rather than as part of the “SSgA-Global” firm. As of the date of this letter, neither Fiduciary Advisory Solutions nor Charitable Asset Management manage fully discretionary accounts that have investment objectives, policies and strategies substantially similar to those to be used by the Fund managed with the same personnel who will be primarily responsible for the day-to-day management of the Fund.

d.	Please explain supplementally why the performance data are adjusted to reflect the fees and expenses of Class A shares instead of Class C shares.

Response: The Fund has revised its disclosure to show, among other performance information: (i) the average annual total returns of the composite adjusted to reflect the fees and expenses of each share class offered in the prospectus, both including and excluding the impact of the maximum front-end sales load that applies to Class A shares and the maximum deferred sales load that applies to Class C shares; and (ii) the annual total returns of the composite adjusted to reflect the fees and expenses of each share class offered in the prospectus but excluding the impact of applicable sales loads. The revised disclosure is included in Appendix A to this letter.

e.	Please state supplementally whether the adjustment of performance to reflect the fees and expenses of the Fund results in performance figures that are better than those actually achieved by the composite.

Response: The Fund has confirmed that the adjustment of the composite’s performance to reflect the fees and expenses of the Fund results in performance figures that are no better than the composite’s performance net of all expenses and fees incurred by the underlying accounts.

f.	Please adjust the disclosure to reflect the impact of sales loads on performance.

Response: Please refer to the response to Comment 7d above.

*        *        *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

November 5, 2014

Appendix A

PERFORMANCE INFORMATION OF CERTAIN OTHER ACCOUNTS

State Street Small Cap Emerging Markets Equity Fund

State Street Small Cap Emerging Markets Equity Fund (the “Fund”) has not yet commenced operations and does not yet have historical investment performance.

The table below sets forth historical performance information for a composite consisting of the performance of each fully discretionary account managed by SSgA-Global with a substantially similar investment strategy to that of the Fund (the “SSgA Active Emerging Markets Small Cap Composite” or “Composite”). SSgA-Global is defined as all portfolios managed across the global offices of State Street Global Advisors (“SSgA”) and SSgA Funds Management, Inc., with the exception of business units which are held out to the market place as distinct business entities—Fiduciary Advisory Solutions (formerly known as the Office of the Fiduciary Advisor [OFA]) and Charitable Asset Management (CAM). Prior to January 1, 2011, SSgA-Global also excluded its wrap fee business (Intermediary Business Group [IBG]) and assets accounted for on a book value basis (global cash and stable value assets). In January 2011, SSgA acquired the Bank of Ireland Asset Management Limited (now known as SSgA Ireland Limited). On January 1, 2012 SSgA Ireland Limited assets were merged into SSgA-Global.

The SSgA Active Emerging Markets Small Cap Composite data is provided to illustrate the aggregate past performance, as measured against a specified benchmark, of each investment account SSgA-Global manages using investment objectives, policies and strategies substantially similar to the Fund’s. Each account comprising the Composite, and the related performance information shown below, is separate and distinct from the Fund. The information shown below does not represent the Fund’s performance, is not a substitute for such performance, and should not be considered a guarantee or prediction of the future performance of the Fund or any account within the Composite.

Returns for the Composite shown below are asset weighted using composite member market values, where the composite member’s return calculation are time-weighted, reflecting the reinvestment of dividends and other income. Returns for the Composite are shown both gross of fees and expenses and net of fees and expenses.

Gross of fee and expense returns are returns gross of fees and expenses other than actual trading fees and expenses, and reflect all items of income, gain, and loss (other than unrealized gain or loss on units of the securities lending pools held by any portfolio in the Composite). The performance figures do not take account of the mark to market value of the units of the securities lending cash collateral pools held by any portfolio in the Composite. If they had, the performance shown would have been lower.

Net of fee and expense returns are calculated by adjusting gross of fee and expense returns by the amount shown in the Fund’s fee and expense table under the heading Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for all periods. Net average annual total returns are shown below both with and without reflecting the impact of front-end and deferred sales loads that apply to certain share classes of the Fund. Net annual total returns shown below are not adjusted to reflect the impact of front-end or deferred sales loads that apply to certain share classes of the Fund. Net annual total returns would be lower if Composite returns were adjusted to reflect the impact of such sales loads.

Investors should be aware that the Securities and Exchange Commission (the “SEC”) uses a methodology different from that used below to calculate performance for mutual funds, which could result in different performance results. The SSgA Active Emerging Markets Small Cap Composite may include one or more pooled investment vehicles managed by SSgA-Global that are not registered under the Investment Company Act of 1940 (“unregistered funds”). Unregistered funds are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the Investment Company Act of 1940 or Subchapter M of the Internal Revenue Code. As a result, the investment portfolio of the Fund, if it had been in operation during the periods shown, would

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likely have differed to some extent from that of any unregistered fund in the Composite. The results presented below may not necessarily be representative of the returns that would have been experienced by any particular investor due to the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax (federal, state, local or non-U.S.) that may have been payable.

Average Annual Total Returns (for the periods ended December 31, 2013)

SSgA Active Emerging Markets Small Cap Composite1, 2, 3

Currency: U.S. Dollar

	1 Year	3 Year	5 Year	Since Inception (10/1/2007)
Composite Net of Class A Fees and Expenses (reflects the impact of Class A maximum front-end sales load)[4]	-0.07%	1.02%	21.62%	0.02%
Composite Net of Class A Fees and Expenses (does not reflect the impact of Class A front-end sales load) [4]	5.46%	2.85%	22.94%	0.88%
Composite Net of Class C Fees and Expenses (reflects the impact of Class C maximum deferred sales load)	3.61%	1.73%	21.58%	-0.05%
Composite Net of Class C Fees and Expenses (does not reflect the impact of Class C deferred sales load)	4.66%	2.07%	22.00%	0.11%
Composite Net of Class I Fees and Expenses	5.73%	3.12%	23.25%	1.14%
Composite Net of Class K Fees and Expenses	5.95%	3.32%	23.50%	1.34%
Composite Gross of Fees and Expenses	7.34%	4.69%	25.13%	2.68%
MSCI Emerging Markets Small Cap Index[5]	1.04%	-3.48%	19.58%	0.12%

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Annual Total Returns (for the calendar year)

SSgA Active Emerging Markets Small Cap Composite1, 2, 3, 6

Currency: U.S. Dollar

	2008	2009	2010	2011	2012	2013
Composite Net of Class A Fees and Expenses[7]	-61.66%	94.05%	33.01%	-18.83%	27.10%	5.48%
Composite Net of Class C Fees and Expenses[7]	-61.95%	92.57%	32.00%	-19.45%	26.13%	4.66%
Composite Net of Class I Fees and Expenses	-61.56%	94.55%	33.35%	-18.62%	27.42%	5.73%
Composite Net of Class K Fees and Expenses	-61.48%	94.94%	33.62%	-18.46%	27.68%	5.94%
Composite Gross of Fees and Expenses	-60.98%	97.50%	35.38%	-17.38%	29.37%	7.34%
MSCI Emerging Markets Small Cap Index[5]	-58.23%	113.79%	27.17%	-27.18%	22.22%	1.04%

[1]	The State Street Small Cap Emerging Markets Equity Fund represents substantially the same management process and approach as the SSgA Active Emerging Markets Small Cap Composite.
[2]	Each SSgA-Global discretionary account included in the SSgA Active Emerging Markets Small Cap Composite seeks to provide a total investment return in excess of the performance of its benchmark index over the long term. The SSgA Active Emerging Markets Small Cap Composite has no minimum asset level for inclusion.
[3]

In general, new accounts are included in the Composite at the beginning of the first full month under management on a discretionary basis. Terminated accounts are removed from the Composite after the last full

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month under management or the last full month in which SSgA-Global maintained discretionary management over the account. Following termination, the performance history of the terminated accounts will remain in the Composite. Monthly rates of return on separate accounts are calculated at least monthly and are increasingly adopting daily methodology. For periods longer than one month, account returns are geometrically linked monthly. Trade-date accounting methodology is used, providing a true time-weighted return.
[4]	Does not reflect the impact of Class A’s contingent deferred sales charge.
[5]	The benchmark for the SSgA Active Emerging Markets Small Cap Composite is the MSCI Emerging Markets Small Cap Index. The index returns are unmanaged and do not reflect the deduction of any fees or expenses. The index returns reflect all items of income, gain and loss and the reinvestment of dividends (net of withholding tax rates) and other income and are calculated in U.S. dollars. It is not possible to invest directly in an index.
[6]	Calendar year-to-date returns through June 30, 2014 were 9.46%, 9.05%, 9.60%, 9.72%, 10.44% and 8.98% for the Composite net of Class A fees and expenses, Composite net of Class C fees and expenses, Composite net of Class I fees and expenses, Composite net of Class K fees and expenses, Composite gross of fees and expenses, and MSCI Emerging Markets Small Cap Index, respectively.
[7]	Composite annual total returns net of Class A and Class C fees and expenses do not reflect front-end or deferred sales loads that may be applicable to Class A and Class C shares. If these amounts were reflected, returns would be less than those shown.